Exhibit d.vi

Insurability Protection Rider

This rider provides the right to increase the Selected Face Amount of this policy without evidence of insurability. We discuss this right, and the rules that apply to it, in the provisions that follow.

Rider Benefit

While this rider is in force, the Selected Face Amount of this policy can be increased on each Option Date. Evidence of insurability will not be needed to elect any increase under this rider.

Example:     The next Option Date is June 10th of next year. On that date, the Selected Face Amount of this policy may be increased. This increase can be elected even though the Insured can no longer qualify for new insurance.

If the Selected Face Amount is not increased on an Option Date, the right to increase on that date is lost. However, the right to increase on each later Option Date will not be affected.

Option Dates

An Option Date is a date on which an increase in the Selected Face Amount can be elected. An Option Date can be a Regular Option Date or a Substitute Option Date.

Each Regular Option Date is a Policy Anniversary Date. The Schedule Page shows each Regular Option Date for this rider.

A Substitute Option Date is the Monthly Calculation Date that is on or next follows the 60th day after the Insured’s marriage, the birth of a child of the Insured, or the legal adoption of a child by the Insured. A Substitute Option Date occurs only if there is a right to increase on the next Regular Option Date. If an increase is elected on a Substitute Option Date, there shall be no right to increase until after the next Regular Option Date.

Example:     You have a right to increase on the next Regular Option Date, June l0th of next year. A child of the Insured is born today. The 60th day after the birth of the child is a Substitute Option Date. If you elect an increase on that Substitute Option Date, you will not have a right to increase again until after June 10th of next year.

Electing An Increase

A written application will be required to elect an increase in the Selected Face Amount. This must be completed and received at our Principal Administrative Office within the 60-day period ending on the Option Date. Also, the policy must have sufficient value on the Monthly Calculation Date that is on, or next follows, the Option Date to pay the monthly charges for the policy including the increase elected.

If these requirements are met, the increase will become effective on the Option Date. It will not be effective before that date.

Monthly mortality charges for any increase elected under this rider will be based on the same rates used for the most recently issued part of the Selected Face Amount of this policy as of the Issue Date of this rider.

Amount Of Increase	Each increase elected must be for at least $15,000; it cannot be for more than the amount of benefit for this rider, as shown on the Schedule Page. But, there is an exception for an increase elected on a Substitute Option Date because of a multiple birth. In this case, the maximum increase is the amount of benefit for this rider multiplied by the number of children born.

Term Insurance	The amount of benefit for this rider is shown on the Schedule Page. While this rider is in force, term insurance equal to this amount is provided for the 60-day period before each Option Date on which an increase may be elected. If we receive due proof that the Insured died during this period, we will add this term insurance to the death benefit provided by the policy.

IPR-9401B	IPR Page 1

IPR Page 2

Suicide Exclusion

A limited death benefit is payable for any life insurance provided by this rider if the Insured commits suicide, while sane or insane, during the two-year suicide period for the coverage. If a limited death benefit is payable under the policy because of the Insured’s suicide, there will be no additional death benefit payable under this rider by the policy. Otherwise, the limited death benefit under this rider will be the charges for this rider deducted from the account value since the Issue Date of this rider.

The two-year suicide period for coverage provided by this rider begins:

•      On the Issue Date of this rider, for any term insurance; and

•      On the effective date of the increase, for any increase elected under this rider.

Contestability

We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we cannot, in the absence of fraud, contest the validity of this rider after it has been in force during the lifetime of the Insured for two years after its Issue Date. The Issue Date of the rider is shown on the Schedule Page.

The contestable period for any increase elected under this rider will be measured from the Issue Date of this rider.

Rider Part Of Policy	This rider is made a part of this policy as of the Issue Date of this rider in return for the application for this rider and the payment of charges for this rider. The Schedule Page shows the charges from the Issue Date of this rider to the next Policy Anniversary Date. Charges after that are shown in the Table Of Monthly Charges for this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider.

Termination Of This Rider

The last Regular Option Date is shown on the Schedule Page. If all charges are paid, this rider will continue in force through that date. However, this rider will end automatically before that date at the time either of the following occurs:

•      Termination of this policy for any reason; or

•      Election of an increase on a Substitute Option Date if that increase is the last one that may be elected under this rider.

Cancellation Of This Rider

This rider may be cancelled by the Owner’s written request. Such cancellation will take effect on the Monthly Calculation Date that is on, or next follows, the date we receive the written request at our Principal Administrative Office.

MML BAY STATE LIFE INSURANCE COMPANY

/s/ Ann F. Lomeli
President	Secretary

IPR-9401B